MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Transition Bond Company IV, LLC

DATE:	February 12, 2015

RE:	CenterPoint Energy Transition Bond Company IV, LLC
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 333-177662-01

We are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 3, 2015 regarding our Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on March 31, 2014. For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

In connection with this response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Exhibit 31.1

1.	We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and should only state “Certification,” and your introductory sentence includes the title of the certifying individual. Please confirm that, in future filings for these and any other transactions for which you act as servicer, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii).

RESPONSE:

In accordance with the comment, we confirm that in our future filings, the certification required to be filed pursuant to Item 601(b)(31)(ii) of Regulation S-K for any transactions for which we act as servicer (other than the certification for CenterPoint Energy Transition Bond Company II, LLC, which certification follows the specific form and content provided in the Division of Corporation Finance’s Revised Statement on Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 dated February 21, 2003) will follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K and the title of the certification will only state “Certification.” Further, the title of the certifying individual will only be provided under the signature.

If you should have any questions or further comments regarding the above response, please contact our counsel Monica Karuturi at (713) 207-7789 or Timothy S. Taylor at (713) 229-1184.

CENTERPOINT ENERGY TRANSITION BOND COMPANY IV, LLC

By:	/s/ Kristie Colvin
Kristie Colvin
Senior Vice President, Chief Accounting Officer and Manager